Exhibit 77(c)

STOCK INDEX FUND

The Fund is a feeder fund in a master-feeder arrangement. Under this structure, the Fund invests its assets in a separately managed portfolio, which has the same investment objective as your Fund. Prior to March
10, 2003 the master fund in which your Fund invested was Deutsche
Asset Management, Inc.'s Equity 500 Index Portfolio. The Board of Directors decided to change your Fund's master portfolio to the State Street Equity 500 Index Portfolio because the fees and expenses of the State Street Equity 500 Index Portfolio are lower than those of
Deutsche Asset Management, Inc.'s Equity 500 Index Portfolio.

Before it could invest its assets in the State Street Equity 500 Index Portfolio, three of the Fund's fundamental investment restrictions had to be amended. In January 2003, Homestead Funds sent proxy materials to all Stock Index Fund shareholders of record as of November 29, 2002 requesting approval to change the Fund's fundamental investment restrictions regarding borrowing, lending, and the purchase or sales of interests in oil, gas, or minerals.

A special meeting of shareholders was held on February 19, 2003 for the purpose of tabulating and announcing the results for the proxy vote. On the first matter, the proposal to change the borrowing policy of the Fund, there were 1,408,262.33 votes for the proposal, 83,421.58 votes against the proposal, and 67,766.59 abstentions. On the second matter, the proposal to change the lending policy of the Fund, there were 1,439,483.08 for the proposal, 71,517.21 votes against the proposal, and 48,450.21 abstentions. On the third matter, the proposal to remove the prohibition against purchasing or selling interests in oil, gas, or mineral leases, there were 1,420,991.98 for the proposal, 90,055.65 against the proposal, and 48,402.87 abstentions.

Each proposal was approved and in March 2003 the Fund began investing its assets in the State Street Equity 500 Index Portfolio.